SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release which we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission with respect to the Supreme Court’s decision on the Davao franchise tax case against Philippine Long Distance Telephone Company.

27 March 2003	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release with respect to the Supreme Court’s decision on the Davao franchise tax case against PLDT.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

:amq

Encs.

27 March 2003

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release with respect to the Supreme Court’s decision on the Davao franchise tax case against PLDT.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  27 March 2003

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release with respect to the Supreme Court’s decision on the Davao franchise tax case against PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: 27 March 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

pressrelease

PLDT to pursue legal remedies despite Supreme Court Decision on

Davao Franchise Tax

MANILA, Philippines, March 27, 2003 – Philippine Long Distance Telephone Company (PLDT) today said that, although it has not yet received a copy of the Supreme Court decision on the Davao local franchise tax issue, PLDT continues to believe in the merits of its case and will pursue all legal remedies with regard to all pending cases. The company notes that in a number of other cases, the courts, including the Court of Appeals, have ruled in favor of PLDT. In addition, the Bureau of Local Government Finance under the Department of Finance has issued a ruling in 1998 supporting the Company’s position.

Initial reports indicated that the Supreme Court has decided by a 9 to 5 vote to deny PLDT’s motion for reconsideration and affirm the franchise tax assessment of Davao City in the amount of P3.7 million. PLDT noted that, although such a decision would constitute a precedent, it is non-binding on other pending local franchise tax cases. The company further said that the decision by the Court will seriously undermine the public policy of creating a “level playing field” as mandated by Congress when it passed the Public Telecommunications Policy Act (R.A. 7925) in 1995.

R.A. 7925 has succeeded in increasing competition and spurring the development of the telecommunications industry in the Philippines and thereby made a significant contribution to national economic development. By undermining a critical element of R.A. 7925, “the level playing field” policy, this decision will negatively impact the investment decisions of all telecommunications carriers to the detriment of national development. It is particularly concerning that such a decision should be reached now when PLDT, as the largest fixed line carrier in the Philippines, is going through a difficult period of business readjustment like all fixed line carriers worldwide; this will further reduce the limited funds available for fixed line infrastructure investment, especially in provincial areas where development is most important.

xxx

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Mr. Menardo G. Jimenez, Jr.

Vice President

Corporate Communications & Public Affairs

Tel. No. 8168468

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: March 27, 2003